]

April 7, 2011

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:
Joseph Kempf, Staff Accountant
Robert Littlepage, Accountant Branch Chief
Jonathan Groff, Staff Attorney
Celeste Murphy, Legal Branch Chief

Re:           BayHill Capital Corporation
Form 10-KSB for the fiscal year ended June 30, 2010
Filed September 30, 2010
File No.  000-11730
Response to Staff Letter Dated March 16, 2011 and subsequent telephone conversation on April 1, 2011

Greetings:

As a follow up to our telephone conversations with Jonathan Groff, Staff Attorney, and the comments set forth in your letter dated March 16, 2011 (the “Staff Letter”) regarding the Annual Report on Form 10-KSB (the “Annual Report”) of BayHill Capital Corporation (“BayHill”) referenced above, we offer the following additional responses to augment our earlier comments.  For ease of reference, each of our response is preceded by a bolded statement addressing the applicable comments and clarifications of our telephone conversation and the comments set forth in the Staff Letter.  BayHill understands that the company is responsible for the accuracy and adequacy of the disclosure in its filings. BayHill intends to comply with the SEC comments/requests in BayHill’s future filings.  The following comments, in addition to the comments in our earlier response, describe how we intend to comply.

25 East 200 South, Lehi Utah, 84043   Telephone  801-592-3000   FAX 801-766-5449

1 -  Effectiveness and Framework for Evaluation of Effectiveness of Internal Control Over Financial Reporting.

We will consider all relevant factors relating to the company’s disclosure controls and procedures, as well as internal control over financial reporting, and disclose the framework used by management on which we base our assessment and valuation of the effectiveness of the company’s internal controls over financial reporting, in our future filings.

By this letter, we also acknowledge that (i) BayHill is responsible for the adequacy and accuracy of the disclosures in the Annual Report; (ii) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the Annual Report; and (iii) BayHill may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your continued assistance in bringing these matters to our attention.  We hope our response will be found acceptable and will conclude your work on this matter.  If you should require any further information for clarification, please contact Robert K. Bench at (801) 362-2115 or BayHill Capital Corporation, 25 East 200 South, Lehi, Utah 84043 or FAX 801-766-5449.

Sincerely,

/s/ Robert K. Bench

Robert K. Bench, CEO & acting CFO